Introduction

This document contains the consolidated balance sheet, statement of income, cash flows, and equity for Karta Software, LLC. The company was incorporated on January 1st, 2021 and was converted to the Delaware C-Corp Kartorium, Inc. effective on June 30th, 2022. Therefore, 2020 financials are not available, and the following statements are for the period January 1, 2021 to June 30, 2022.

Consolidated Balance Sheet – Karta Software, LLC

Karta Software, LLC dba Kartorium

Balance Sheet

	as of	December 31, 2021		June 30, 2022	
		2021 Totals		**2022 Totals**	
ASSETS					
Current Assets					
Bank Accounts					
Checking (-S70)		132,748.32		7,994.69	
Total Bank Accounts		$	132,748.32	$	7,994.69
Accounts Receivable					
Accounts Receivable (A/R)				33,275.00	
Total Accounts Receivable				$	33,275.00
Total Current Assets		$	132,748.32	$	41,269.69
TOTAL ASSETS		$	132,748.32	$	41,269.69
LIABILITIES AND EQUITY					
Liabilities					
Current Liabilities					
Accounts Payable					
Accounts Payable (A/P)		0.00		0.00	
Total Accounts Payable		$	0.00	$	0.00
Other Current Liabilities					
Direct Deposit Payable		0.00		0.00	
Loan Payable				25,000.00	
Payroll Liabilities					
AK Unemployment Tax		1,822.45		1,827.30	
Dental Insurance - SimplyInsured		1,271.04		3,018.72	
Federal Taxes (941/944)		4,759.81		3,526.25	
Federal Unemployment (940)		168.00		168.00	
Guideline Roth 401(k)		1,529.32		4,252.27	
Guideline Traditional 401(k)		4,753.21		11,817.89	
Medical Insurance - SimplyInsured		15,524.08		36,869.69	
Vision Insurance - SimplyInsured		154.08		365.94	
Total Payroll Liabilities		$	29,981.99	$	61,846.06
Total Other Current Liabilities		$	29,981.99	$	86,846.06
Total Current Liabilities		$	29,981.99	$	86,846.06
Total Liabilities		$	29,981.99	$	86,846.06
Equity					
Owner's Investment		250,000.00		250,000.00	
Retained Earnings				-147,233.67	
Net Income		-147,233.67		-148,342.70	
Total Equity		$	102,766.33	-$	45,576.37
TOTAL LIABILITIES AND EQUITY		$	132,748.32	$	41,269.69

Consolidated Income Statement – Karta Software, LLC

Karta Software, LLC dba Kartorium

Profit and Loss

		December 31, 2021		June 30, 2022
	as of	**2021 Totals**		**2022 Totals**
Income				
Bank Connection Test		2.15		0.01
Dividends and Interest		13.36		14.19
Refund		1,745.00		
Non-dilutive Investment				1,700.00
Services				67,675.01
Total Income	$	**1,760.51**	$	**69,389.21**
Gross Profit	$	**1,760.51**	$	**69,389.21**
Expenses				
Advertising & Marketing		3,056.47		7,236.16
Contractors		1,120.00		
Insurance		1,829.52		1,850.12
Job Supplies		1,506.22		15,058.00
Legal & Professional Services		11,528.50		7,762.87
Meals & Entertainment		943.93		2,606.39
Office Supplies & Software		6,579.78		6,887.94
Payroll Expenses				
Company Contributions				
Health Insurance		28,894.52		41,845.59
Retirement		7,980.51		15,000.83
Total Company Contributions	$	**36,875.03**	$	**56,846.42**
Taxes		7,239.65		8,876.85
Wages		78,231.50		97,122.06
Total Payroll Expenses	$	**122,346.18**	$	**162,845.33**
Rent & Lease				2,150.00
Travel		83.58		11,335.10
Total Expenses	$	**148,994.18**	$	**217,731.91**
Net Operating Income	-$	**147,233.67**	-$	**148,342.70**
Net Income	-$	**147,233.67**	-$	**148,342.70**

Consolidated Statement of Cash Flows – Karta Software, LLC

Karta Software, LLC dba Kartorium

Statement of Cash Flows

	as of	December 31, 2021		June 30, 2022
		2021 Totals		**2022 Totals**
OPERATING ACTIVITIES				
Net Income		-147,233.67		-148,342.70
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Accounts Receivable (A/R)		0.00		-33,275.00
Accounts Payable (A/P)		0.00		0.00
Direct Deposit Payable		0.00		0.00
Loan Payable		0.00		25,000.00
Payroll Liabilities:AK Unemployment Tax		1,822.45		4.85
Payroll Liabilities:Dental Insurance - SimplyInsured		1,271.04		1,747.68
Payroll Liabilities:Federal Taxes (941/944)		4,759.81		-1,233.56
Payroll Liabilities:Federal Unemployment (940)		168.00		0.00
Payroll Liabilities:Guideline Roth 401(k)		1,529.32		2,722.95
Payroll Liabilities:Guideline Traditional 401(k)		4,753.21		7,064.68
Payroll Liabilities:Medical Insurance - SimplyInsured		15,524.08		21,345.61
Payroll Liabilities:Vision Insurance - SimplyInsured		154.08		211.86
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	29,981.99	$	23,589.07
Net cash provided by operating activities	-$	117,251.68	-$	124,753.63
FINANCING ACTIVITIES				
Owner's Investment		250,000.00		
Net cash provided by financing activities	$	250,000.00		
Net cash increase for period	$	132,748.32	-$	124,753.63
Cash at end of period	$	132,748.32	$	7,994.69

Consolidated Statement of Equity – Karta Software, LLC and Kartorium, Inc.

Upon inception effective on January 1st, 2021, Karta Software, LLC represented ownership percentages using 1000 units, all of the same category. In December 2021, 110 additional units were added for a total of $250,000 in paid-in capital.

Karta Software, LLC converted to a Delaware C-Corp on June 30th, 2022. 2,500 shares of common stock and 2,500 shares of preferred shares were authorized. Membership units from the LLC were translated directly into common stock shares, resulting in 1,110 common stock shares and 0 preferred stock shares.

Notes to the Consolidated Financial Statements – Karta Software, LLC

Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statements only include information from inception (January 1, 2021) through June 30, 2021. Karta Software, LLC was incorporated in the State of Alaska on January 1, 2021. Karta Software began operating under the name Kartorium in January of 2022 and converted to a Delaware C-Corp named Kartorium, Inc. on June 30, 2021.

Kartorium is an online 3D digital-twin platform that allows non-technical users to create and share interactive virtual copies of real-world environments. In Kartorium, 3D digital twins can be annotated with relevant information like videos, images, documents, and integrated data feeds. Once annotated, 3D digital twins can be used for analysis, training, troubleshooting, and work planning, all without visiting the operating environment.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements represent the account of Karta Software, LLC and end on June 30, 2022, which is when the conversion to Kartorium, Inc. took place. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Risk and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of June 30, 2022, the Company held no cash equivalents.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely. The Company is subject to franchise and income tax filing requirements in the States of Delaware and Alaska.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $67,675.01 in revenue from inception on January 1, 2021 through June 30, 2022.

Various Expenses

The Company expenses advertising costs as they are incurred. The Company relies heavily on supporting software subscriptions and tools; these costs are expensed as they occur. Lastly, sales and marketing activities often involve elements categorized as "Meals & Entertainment". These costs are expensed alongside internal costs in the same category (for example, a catered meeting).

Commitment and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Property and Equipment

The Company does not own any real-estate property. As needed, the Company expenses various equipment and job supplies and relies heavily on employees to use personal equipment to complete work tasks (for example, personal computers).

Equity

Ownership in Karta Software, LLC was represented in the Operating Agreement as membership units. 1,000 membership units were allocated to founding members and 110 additional units were added in December of 2021 due to investment.

Subsequent Events

The Company is raising a pre-seed round with a goal to reach $350,000. This is being done in the form of convertible notes and SAFE agreements. If these notes convert in a future qualified financing, preferred stock shares will be allocated to these investors.

On May 31, 2022, the Company borrowed $25,000 from a founding member. The debt is expected to be paid in full before December 31, 2022 and will therefore accrue no interest.